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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 67487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2008___ AND ENDING_____12/31/2008_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROUNDTABLE CAPITAL SERVICES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

280 PARK AVENUE, 23RD FLOOR EAST

(No. and Street)

NEW YORK   NY   10017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL EBERT   212-809-7171

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE   NEW YORK   NY   10154

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___JOSEPH KOPILAK_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ROUNDTABLE CAPITAL SERVICES LLC_____ , as

of DECEMBER 31ST_____, 20 08____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____
CHIEF COMPLIANCE OFFICER
Title

_____
Notary Public

CATHY M. BARNES
Notary Public, State of New York
No. 01BA4935560
Qualified in Queens County
Commission Expires June 27, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Member of
Roundtable Capital Services LLC:

We have audited the accompanying statement of financial condition of Roundtable Capital Services LLC (a wholly owned subsidiary of Roundtable Wealth Management LP) (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Roundtable Capital Services LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 20, 2009

ROUNDTABLE CAPITAL SERVICES LLC

(A Wholly Owned Subsidiary of Roundtable Wealth Management LP)

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

Assets

Cash and cash equivalents	$	2,921,825
Other assets		21,966
Total assets		2,943,791

Liabilities & Member's Equity

Professional fees payable		50,000
Due to affiliates		1,124
Total liabilities		51,124
Total Member's Equity		2,892,667
Total liabilities & member's equity	$	2,943,791

ROUNDTABLE CAPITAL SERVICES LLC
(A Wholly Owned Subsidiary of Roundtable Wealth Management LP)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

1. Organization

Roundtable Capital Services LLC (the "Company"), a Delaware limited liability company was incepted on October 31, 2006 and commenced operations on April 1, 2007. Capital Services is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the following investment banking activities: (1) the provision of corporate financial advisory services to public and private companies; (2) assisting issuers in private placements on a best efforts, agency basis; and (3) identifying potential investments for institutions and high net worth individuals in public or private companies or private investment funds.

The Company is wholly owned by Roundtable Wealth Management LP ("RWM") and an indirect wholly owned subsidiary of Roundtable Investment Partners LLC; and shall continue indefinitely unless its sole Member elects to terminate the Company in accordance with the provisions of the Company's Limited Liability Company Agreement (the "LLC Agreement").

Capitalized terms are as defined in the LLC Agreement of the Company unless otherwise defined herein, and the LLC Agreement should be read in connection with these financial statements.

2. Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents
The Company considers all highly liquid short-term investments with a maturity of 90 days or less when purchased to be cash equivalents.

3. Related Party Transactions

The Company has an expense sharing agreement whereby RWM and the Company share common expenses incurred in operating the companies, such as compensation and benefits, rent, office equipment and other general office expenses. Under this agreement, RWM pays for the costs incurred and the payables reported as Due To Affiliates on the Statement of Financial Condition relate to the amounts allocated to the Company which are payable at December 31, 2008.

4. Income Taxes

The Company is treated as a disregarded tax entity and does not file separate income tax returns. The net income from operations of the Company is included in the income tax returns of RWM. Income tax liabilities may be incurred by the Company should it cease to be wholly owned by RWM.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") as of January 1, 2008. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Based on management's analysis, it has been determined that the adoption of FIN 48 did not have a material impact on the Company's financial position.

5. Net Capital 15C3-1

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that it maintain minimum net capital, of either $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. At December 31, 2008, the Company had net capital of $2,870,701 which was $2,865,701 in excess of its statutory requirement of $5,000.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

The Member of
Roundtable Capital Services LLC:

In planning and performing our audit of the financial statements of Roundtable Capital Services LLC (a wholly owned subsidiary of Roundtable Wealth Management LP) (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17(a)-(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on the understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2009



Roundtable Capital Services LLC

(A Wholly Owned Subsidiary of Roundtable Wealth Management LP)
Statement of Financial Condition
December 31, 2008

(With Independent Auditors' Report Thereon)